M2i Global, Inc.

885 Tahoe Blvd.

Incline Village, NV 89451

December 8, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Rebekah Reed

Re:	M2i Global, Inc.
Registration Statement on Form S-1
File No. 333-275687

Dear Ms. Reed:

Reference is made to the Registration Statement on Form S-1 (File No. 333-275687) (as amended to date, the “Registration Statement”) filed by M2i Global, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 4:30 p.m. Eastern time on December 12, 2023, or as soon thereafter as practicable.

If you have any questions or require any additional information regarding this request, please contact Darrin M. Ocasio of Sichenzia Ross Ference Carmel LLP at (212) 398-1493. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Darrin M. Ocasio and that such effectiveness also be confirmed in writing to the address above.

Very truly yours,

M2i Global, Inc.

By:	/s/ Doug Cole
Doug Cole
Chief Executive Officer

Cc:	Doug Cole
Darrin M. Ocasio